Exhibit 99.1

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PETROCHINA COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 857)

RESIGNATION OF THE CHIEF FINANCIAL OFFICER

The board of directors (the “Board”) of PetroChina Company Limited (the “Company”) hereby announces that due to other work commitments, Mr. Zhao Dong has tendered his resignation and ceased to hold the position of the chief financial officer of the Company (the “Chief Financial Officer”).

Mr. Zhao has confirmed that he has no disagreement with the Board and is not aware of any other matter relating to his resignation that needs to be brought to the attention of the shareholders of the Company.

Mr. Zhao has shown great diligence and professionalism in his work since he served as the Chief Financial Officer of the Company in November 2015. The Board wishes to record its appreciation for Mr. Zhao’s valuable contributions during his tenure of service.

The Company is in the process of identifying and shall appoint a suitable candidate to fill up the vacancy of the Chief Financial Officer as soon as practicable.

By order of the Board
PetroChina Company Limited
Secretary to the Board
Wu Enlai

Beijing, the PRC

6 December 2016

As at the date of this announcement, the Board of Directors comprises Mr. Wang Yilin as the Chairman; Mr. Zhang Jianhua as Vice Chairman and non-executive director; Mr. Wang Dongjin as Vice Chairman and executive director; Mr. Xu Wenrong, Mr. Yu Baocai, Mr. Shen Diancheng, Mr. Liu Yuezhen and Mr. Liu Hongbin as non-executive directors; Mr. Zhao Zhengzhang as executive director; and Mr. Chen Zhiwu, Mr. Richard H. Matzke, Mr. Lin Boqiang and Mr. Zhang Biyi as independent non-executive directors.